UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*

                    Under the Securities Exchange Act of 1934

                                 ANTENNA TV S.A.
                                (Name of Issuer)

             AMERICAN DEPOSITARY SHARES, EACH REPRESENTING ONE HALF
                  OF ONE SHARE OF CAPITAL STOCK, NOMINAL VALUE
                       GRD 100 PER SHARE, AND EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class of Securities)

                                   03672N 10 0
                                 (CUSIP Number)

                               MR. MINOS KYRIAKOU
                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                           TEL. NO.: 011-301-688-6100
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                          SEPTEMBER 4, 5, 6 AND 7, 2001
                      (Date of Events which Require Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.  03672N 10 0
         ---------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Holnest Investments Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Republic of Ireland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                              4,222,360
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                               -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                                4,222,360
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,222,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  21.3%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.  03672N 10 0
         ---------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Uniholdings International Ltd
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  PF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Liberia
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                              468,000
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                               -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                                468,000
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  468,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  2.4%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 2 TO SCHEDULE 13D

CUSIP No.  03672N 10 0
         ---------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Minos Kyriakou
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  Not Applicable
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Hellenic Republic (Greece)
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                              4,690,360
           SHARES               ------------------------------------------------
 BENEFICIALLY OWNED BY EACH     8       SHARED VOTING POWER
         REPORTING
           PERSON                               -0-
            WITH                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                                4,690,360
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                                -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,690,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  23.6%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

                  This statement ("Amendment No.2") amends and restates the statement on Schedule 13D, originally filed on August 10, 1999 (the "Original Filing") and subsequently amended and restated on August 20, 2001 ("Amendment No.1"), which relates to the American Depositary Shares (the "ADSs") of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Issuer"), whose principal office is located at Kifissias Avenue 10-12, Maroussi 151 25, Athens, Greece. The ADSs are evidenced by American Depositary Receipts and represent one half of one share of capital stock, nominal value GRD 100 per share, of the Issuer (the "Shares"). The ADSs are deposited with The Bank of New York, as Depositary, under a deposit agreement. The Depositary is located at 101 Barclay Street, New York, New York 10286. The ADSs are quoted on the Nasdaq National Market under the symbol "ANTV" and are listed on the London Stock Exchange.


ITEM 2.  IDENTITY AND BACKGROUND.

                  (a)-(c) and (f): The Original Filing was filed on behalf of Holnest Investments Limited, an Irish company ("Holnest"), on August 10, 1999, and Amendment No.1 was filed on behalf of Uniholdings International Ltd, a Liberian company ("Uniholdings"), on August 20, 2001. This Amendment No. 2 is being filed on behalf of Uniholdings. Each of Holnest's and Uniholdings' principal business is to acquire, hold and dispose of investments in various companies. The address of Holnest's principal place of business is K. Pantelides 1, Nicosia, Cyprus. The address of Uniholdings' principal place of business is 80 Broad Street, Monrovia, Liberia. Mr. Minos Kyriakou owns all of the outstanding capital stock of Holnest and Uniholdings, and has sole voting and dispositive power with respect to Holnest's and Uniholdings' investments.

                  The name; title; business address; principal occupation or employment; name, principal business and address of organization in which such employment is conducted; and citizenship of each executive officer, director and control person of Holnest are set forth below:

                                                            NAME, PRINCIPAL BUSINESS AND
                           PRINCIPAL OCCUPATION &           ADDRESS OF ORGANIZATION IN
NAME, TITLE                BUSINESS ADDRESS                 WHICH EMPLOYMENT IS
-----------                ----------------                 CONDUCTED                          CITIZENSHIP
                                                            ------------------------------     -----------
Minos Kyriakou (Director)  Television broadcasting,         Antenna TV S.A., television        Greek
                           Kifissias Avenue 10-12,          broadcasting,
                           Maroussi 151 25, Athens, Greece  Kifissias Avenue 10-12, Maroussi
                                                            151 25,
                                                            Athens, Greece

Theodoros Mathioudakis,    Financial consultant,            Kifissias Avenue 10-12,            Greek
(Director)                 Kifissias Avenue 10-12,          Maroussi 151 25,
                           Maroussi 151 25, Athens,         Athens, Greece
                           Greece

                  The name; title; business address; principal occupation or employment; name, principal business and address of organization in which such employment is conducted; and citizenship of each executive officer, director and control person of Uniholdings are set forth below:

                                                            NAME, PRINCIPAL BUSINESS AND
                           PRINCIPAL OCCUPATION &           ADDRESS OF ORGANIZATION IN
NAME, TITLE                BUSINESS ADDRESS                 WHICH EMPLOYMENT IS
-----------                ----------------                 CONDUCTED                          CITIZENSHIP
                                                            ------------------------------     -----------
Minos Kyriakou             Television broadcasting,         Antenna TV S.A., television        Greek
(Director/Chairman         Kifissias Avenue 10-12,          broadcasting,
President)                 Maroussi 151 25, Athens,         Kifissias Avenue 10-12,
                           Greece                           Maroussi 151 25,
                                                            Athens, Greece

Theodoros Mathioudakis     Financial consultant,            Kifissias Avenue 10-12,            Greek
(Director/Secretary/       Kifissias Avenue 10-12,          Maroussi 151 25,
Treasurer)                 Maroussi 151 25, Athens,         Athens, Greece
                           Greece

Xenophon Kyriakou          Shipowner,                       Kifissias Avenue 10-12,            Greek
(Director/Vice             Kifissias Avenue 10-12,          Maroussi 151 25,
President)                 Maroussi 151 25, Athens,         Athens, Greece
                           Greece


                  (d) and (e): During the last five years, neither Holnest or Uniholdings, nor, to the best knowledge of Holnest or Uniholdings, any persons identified above, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The ADSs purchased by Holnest and Uniholdings and reported in the Original Filing and Amendment No.1 were purchased using funds provided by Mr. Minos Kyriakou to Holnest and Uniholdings, and the total costs of the purchase by Holnest and Uniholdings were approximately $648,750 and $997,000, respectively. The ADSs purchased by Uniholdings and reported in this Amendment No. 2 were purchased using funds provided by Mr. Minos Kyriakou to Uniholdings from Mr. Kyriakou's personal funds, and the total costs of the purchases by Uniholdings were approximately $387,000.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Holnest and Uniholdings have purchased their respective ADSs for investment purposes because they believed at the relevant dates that their respective purchase prices of the

ADSs in the market represented a good investment. Holnest and Uniholdings intend to review its investment in the ADSs on a continuing basis in light of numerous factors, including, without limitation, the availability of securities of the Issuer for purchase and the prices therefor; general market and economic conditions; and on-going analysis of the Issuer's business financial condition and prospects. From time to time, Holnest and Uniholdings may acquire additional securities of the Issuer or dispose of some or all of their holdings in the Issuer depending upon the factors discussed above.

                  Except as set forth above, neither Holnest or Uniholdings nor, to the best knowledge of Holnest or Uniholdings, any persons identified in Item 2 have or have had at the relevant dates any plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of September 18, 2001, Holnest and Uniholdings own beneficially 4,222,360 Shares (30,000 of which are underlying ADSs), representing 21.3% of the Shares, and 468,000 Shares (all of which are underlying ADSs), representing 2.4% of the Shares, respectively. Because Mr. Minos Kyriakou owns all of the outstanding capital stock of Holnest and Uniholdings and is a director and an executive officer of Holnest and Uniholdings, he may be deemed to be the beneficial owner of such Shares.

                  (b) Mr. Minos Kyriakou has the sole voting and dispositive power with respect to the Shares held by Holnest and Uniholdings.

                  (c) As reported in the Original Filing, Holnest acquired 20,000 ADSs in open market transactions on each of August 6, 9 and 10, 1999 for purchase price of $11.125, $11.00 and 10.3125 per ADS, respectively. As reported in Amendment No.1, Uniholdings acquired 76,000 and 78,000 ADSs in open market transactions on August 3 and 6, 2001 for purchase prices of $6.55 and $6.40 per ADS, respectively. As reported in this Amendment No.2, Uniholdings acquired 20,000 ADSs in open market transactions on each of September 4, 5, 6 and 7, 2001 for purchase price of $4.90, $4.80, $4.85 and $4.80, respectively. Other than the ADSs acquired by Holnest and Uniholdings above, Mr. Kyriakou has not acquired any ADSs or any Shares in the past 60 days.

                  (d)      Not Applicable.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  Not applicable.

                                   SIGNATURES

                  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  September 18, 2001


                                   HOLNEST INVESTMENT LIMITED


                                   By:  /s/ Minos Kyriakou
                                        ---------------------------------------
                                        Name:   Minos Kyriakou
                                        Title:  Director



                                   UNIHOLDINGS INTERNATIONAL LTD


                                   By:  /s/ Minos Kyriakou
                                        ---------------------------------------
                                        Name:   Minos Kyriakou
                                        Title:  Director


                                   /s/ Minos Kyriakou
                                 ----------------------------------------------
                                 Minos Kyriakou